Filed by Cotiviti Holdings, Inc. pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Cotiviti Holdings, Inc.
Commission File No. of Subject Company: 001-37787

Today we announced that we have entered into a definitive agreement to be acquired by Verscend, a healthcare data analytics company. This is an exciting strategic move that will enable us to increase the value we deliver to you with additional solutions and expanded offerings, built off the combined data and analytics of Cotiviti and Verscend.

The combination of Cotiviti and Verscend will enable us to have greater impact in the healthcare market to increase affordability, reduce waste and improve outcomes and quality.  The combination offers new opportunities to create unique value for our clients, including:

•

Expansion of offerings:  Our expanded portfolio of solutions will allow us to address an even broader range of our clients’ strategic and financial goals, and to deliver additional dimensions of value to existing and new clients.

•	Complementary solutions: The synergies of our complementary solutions will enhance the combined value and impact of our solutions for clients.

•

Increased value from data:  The key driver underlying the value of the acquisition is the expanded breadth and depth of data assets and powerful analytics that will generate unique insights for our clients and the market.

In addition to a shared commitment and focus on delivering results to our clients, our common values and missions unite us as we collaboratively work to improve healthcare affordability and outcomes.  For more information on the transaction, click on the link for the press release: http://investors.cotiviti.com/press-releases/2018/06-19-2018-133009882.  To learn more about Verscend, click on the link to their website: https://www.verscend.com/.

Our work with you will continue without interruption.  The Cotiviti team, as you know, is committed to delivering the value and results you’ve come to expect from us.  Looking ahead, we are excited about the potential opportunities that this combination will create for our clients.  Cotiviti’s passion for client service remains our commitment to you.

Regards,

Additional Information and Where to Find It

In connection with the proposed merger, Cotiviti plans to file with the Securities and Exchange Commission (“SEC”) and mail or otherwise provide to its stockholders a proxy statement regarding the proposed transaction. Cotiviti may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement or any other document that may be filed by Cotiviti with the SEC. BEFORE MAKING ANY VOTING DECISION, COTIVITI’S STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY COTIVITI WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders may obtain a free copy of the proxy statement and other documents Cotiviti files with the SEC (when available) through the website maintained by the SEC at www.sec.gov. Cotiviti makes available free of charge at www.Cotiviti.com (in the “Investors” section), copies of materials it files with, or furnishes to, the SEC.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Cotiviti and its directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from Cotiviti’s stockholders in connection with the proposed merger. Security holders may obtain information regarding the names, affiliations and interests of Cotiviti’s directors and officers in Cotiviti’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 22, 2018 and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on April 12, 2018. To the extent the holdings of Cotiviti securities by Cotiviti’s directors and executive officers have changed since the amounts set forth in Cotiviti’s proxy statement for its 2018 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the proxy statement relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov and Cotiviti’s website at www.Cotiviti.com